05038474

UNITED STATES
ITIES AND EXCHANGE
COMMISSION
;hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EIM Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue, 22nd Floor

(No. and Street)

New York	**New York**	**10021**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Manzo **(212) 809 7171 X 226**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name — if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Tyson Arnedt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EIM Securities (USA) Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THAINA LESPERANCE
Notary Public, State of New York
No. 01LE6069337
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 1/28/ 06

Thaina Lesperance
Notary Public

Signature

Chief Operating Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

EIM Securities (USA) Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

EIM Securities (USA) Inc.

Statement of Financial Condition

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder of
EIM Securities (USA) Inc.

We have audited the accompanying statement of financial condition of EIM Securities (USA) Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2005

EIM Securities (USA) Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 327,432
Due from affiliates	539,368
Prepaid expenses	13,809
Other assets	3,300
Total assets	$ 883,909
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 102,515
Total liabilities	102,515
Shareholders equity:	
Capital stock (3,000 shares authorized, issued and outstanding, no par value)	–
Additional paid in capital	851,533
Accumulated deficit	(70,139)
Total shareholder's equity	781,394
Total liabilities and shareholder's equity	$ 883,909

The accompanying notes are an integral part of this statement.

EIM Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

EIM Securities (USA) Inc. ("the Company"), a Delaware corporation, is a wholly owned subsidiary of EIM Holding (USA) Inc. (the "Parent'), which is owned by EIM Holding Luxembourg SA ("Luxembourg'). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors and implementing the private placement of securities. The Company is a (k)(2)(i) broker-dealer and exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

The Statement of Financial Condition of the Company has been prepared on the accrual basis of accounting and reflects the following significant accounting policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

Referral fees are recognized on an accrual basis. However, certain referral fees are received from third-party funds through affiliates. Under those arrangements, accruals are based on fees received by the affiliates. The accrual does not include fees to be collected from the third party-funds by the affiliates, given the uncertainty and timing of such payments.

Income taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" on a separate company basis.

2. Summary of Significant Accounting Policies (continued)

Deferred taxes are provided under the liability method as prescribed by FAS 109, "Accounting for Income Taxes," whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

3. Income Taxes

On a separate company basis, the Company generated taxable income for federal, state and local for the year ended December 31, 2004, offset in entirety by prior years' net operating loss carry forwards. Since the Company is included in the consolidated federal and combined state and local income tax returns with its Parent, the net operating losses can be used to offset current and future income generated by the Parent and its subsidiaries.

A deferred tax asset in the amount of approximately $109,022 was recorded and offset against 100% valuation allowance. The Company and its Parent believe that the level of valuation allowance is sufficient, based on all available evidence, and it is more likely than not that the deferred tax asset will not be realized prior to expiration. Realization of the deferred tax asset is dependent upon generating sufficient taxable income prior to the expiration of the deferred tax asset. The valuation allowance increased $59,219 for the year ended December 31, 2004.

As of December 31, 2004, if the Company filed separate federal, state and local income tax returns on a stand-alone basis, the Company would have approximately $117,020 of net operating loss carry forwards for federal, state and local purposes, which will begin to expire in the tax year ending December 31, 2020.

4. Retirement Plan

The Company participates in a noncontributory 401 (k) plan, which covers substantially all employees who have completed three months of service and elect to participate.

5. Related Party Transactions

The Company receives fees for the referral of investors to offshore hedge funds. These fees are collected by an affiliate and paid to the Company. The Company also receives fees for the referral of investment advisory clients to affiliates. As of December 31, 2004, the Company is still owed $320,229 by various affiliates relating to these referral fees.

The Company has an expense sharing arrangement with EIM Management (USA) Inc. (the "U.S affiliate"), a registered investment advisor, whereby certain operating expenses such as occupancy, travel and entertainment and other expenses are apportioned between the Company and the U.S. affiliate.

6. Commitments

The Company has an operating lease for its premises, which expires on August 31, 2008. Minimum future rental commitments for this lease are as follows:

	Amount
Year ending December 31:	
2005	$ 655,304
2006	672,237
2007	680,704
2008	453,802
Minimum future rentals	$ 2,462,047

The leased premises are shared by the Company, its Parent and the U.S. affiliate. The U.S. affiliate has agreed to incur the entire lease rental commitments.

7. Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of net capital which shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $224,917, which was $218,082 in excess of its required net capital of $6,835. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.00.